Filed by IPC Holdings, Ltd. pursuant to Rule 425

under the Securities Act of 1933, as amended.

Subject Company: IPC Holdings, Ltd.

(Commission File No.: 000-27662)

The following letter was mailed to shareholders of record of IPC Holdings, Ltd. as of July 27, 2009.

American International Building

29 Richmond Road

Pembroke HM 08, Bermuda

August 13, 2009

Dear Shareholder:

We recently sent you proxy material for the special meeting of shareholders of IPC Holdings, Ltd. to be held on September 4, 2009.

Please note that due to a processing error, the proxy card you received showed an incorrect number of shares held by you as of the record date. As a result:

•	If you have already voted, your vote has been recorded with the correct number of shares, and you do not need to do anything further.

•	If you have not voted yet, please use the enclosed replacement proxy card to vote your shares. You can also vote by telephone or via the Internet.

You can vote your shares by telephone or via the Internet.

Please follow the easy instructions on the enclosed card.

If you have any questions, or need assistance in voting your shares,

please call our proxy solicitor,

INNISFREE M&A INCORPORATED,

TOLL-FREE at 1-888-750-5834.

Additional Information About the Proposed Amalgamation and Where to Find It:

This letter relates to the proposed amalgamation between IPC Holdings, Ltd. (“IPC”) and Validus Ltd., a wholly owned subsidiary of Validus Holdings, Ltd. (“Validus”). Validus filed with the SEC on August 6, 2009, a definitive joint proxy statement/prospectus for the proposed amalgamation. Validus and IPC shareholders are urged to read the definitive joint proxy statement/prospectus, and any other relevant documents filed with the SEC, because they contain and will contain important information. This letter is not a substitute for the definitive joint proxy statement/prospectus or any other documents which Validus or IPC may file with the SEC and send to their respective shareholders in connection with the proposed amalgamation.

The definitive joint proxy statement/prospectus is available, and other relevant documents, when filed, will be available, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Validus through Jon Levenson, Senior Vice President, at +1-441-278-9000, or IPC through John Weale, Interim President and Chief Executive Officer, at +1-441-298-5100.

This letter does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a proxy statement/prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation:

Validus and IPC and their directors and executive officers are deemed to be participants in any solicitation of Validus and IPC shareholders in connection with the proposed amalgamation. Information about Validus’ directors and executive officers is available in Validus’ definitive proxy statement, dated March 25, 2009, for its 2009 annual general meeting of shareholders. Information about IPC’s directors and executive officers is available in IPC’s Amendment No. 1 to Form 10-K, dated April 30, 2009, for the fiscal year ended December 31, 2008.